UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32426

(Full title of the plan and the address of the plan, if different from that of the issuer named below)
WEX Inc. Employee Savings Plan
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
WEX Inc.
1 Hancock Street
Portland, Maine 04101

REQUIRED INFORMATION
The WEX Inc. Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2019 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEX Inc. Employee Savings Plan

Date: June 26, 2020	By:	/s/ Hilary A. Rapkin
Hilary A. Rapkin
401(k) Committee Chair

Date: June 26, 2020	By:	/s/ Roberto Simon
Roberto Simon
401(k) Committee Member

Date: June 26, 2020	By:	/s/ Kenneth W. Janosick
Kenneth W. Janosick
401(k) Committee Member

Date: June 26, 2020	By:	/s/ Steven A. Elder
Steven A. Elder
401(k) Committee Member

Date: June 26, 2020	By:	/s/ Melanie Tinto
Melanie Tinto
401(k) Committee Member

WEX Inc.
Employee Savings Plan
Form 11-K

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
WEX Inc. Employee Savings Plan
Portland, Maine

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of WEX Inc. Employee Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As discussed in Note 1 to the financial statements, the Discovery Benefits, Inc. 401(k) Profit Sharing Plan merged into the Plan effective December 31, 2019. Our opinion was not modified with respect to this matter.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 26, 2020

We have served as the auditor of the Plan since 2005.

WEX Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Participant–directed investments	$223,527,009	$164,580,693

Receivables:
Securities sold, not settled	225,359,783	—
Notes receivable from participants	3,431,682	2,588,611
Accrued investment income	1,848	1,369
Total receivables	228,793,313	2,589,980
Total assets	452,320,322	167,170,673

Liabilities
Securities purchased, not settled	196,050,304	—
Total liabilities	196,050,304	—

Net assets available for benefits	$256,270,018	$167,170,673
See accompanying notes to the financial statements.

WEX Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

2019
Additions
Contributions:
Participant contributions	$16,516,288
Employer matching contributions	9,607,274
Rollover contributions	6,838,543
Total contributions	32,962,105
Investment income:
Net appreciation in fair value of investments	32,161,780
Dividends and interest	9,391,057
Net investment income	41,552,837
Interest income on notes receivable from participants	145,207
Total additions	74,660,149

Deductions
Benefits paid to participants	15,289,347
Administrative expenses	51,696
Total deductions	15,341,043

Net increase in net assets before transfers in	59,319,106
Transfers in due to plan merger (Note 1)	29,780,239
Net increase in net assets	89,099,345
Net assets available for benefits:
Beginning of year	167,170,673
End of year	$256,270,018
See accompanying notes to the financial statements.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN
The following description of the WEX Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more information.
General
The Plan was established on February 23, 2005 under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and subsequently amended and restated effective January 1, 2013, and thereafter further amended by WEX Inc. (the “Company”) on nine occasions through 2019. The Plan is a defined contribution profit sharing plan including a qualified, tax exempt trust under Code Sections 401(a) and 501(a) and a qualified cash or deferred arrangement under Code Section 401(k)(2). The portion of the Plan benefiting employees who have completed one year of service is intended to satisfy the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan Administrator is the 401(k) Committee as designated by the Company’s Board of Directors. Bank of America Merrill Lynch is the recordkeeper of the Plan and Bank of America N.A. is the trustee of the Plan.
During 2019, the Company acquired Discovery Benefits, Inc. ("DBI") which, as of the date of the acquisition, had its own employee savings plan ("the DBI Plan"). On December 31, 2019, the DBI Plan merged into the Plan. Net assets available for benefits of $29,780,239 were transferred into the Plan and are reflected as transfers in due to plan merger within the 2019 statement of changes in net assets available for benefits.
Eligibility
Each employee of the Company and its eligible subsidiaries who has attained the age of eighteen (18) is eligible to participate in the Plan. Effective January 1, 2020, DBI employees became eligible to participate in the Plan.
Contributions
Each year, participants may contribute up to 75 percent of their compensation, as defined in the Plan, on a pre-tax basis, a Roth after-tax basis, or a combination of both, subject to limitations stipulated by the Code. After one year of service, participants’ contributions to the Plan are matched 100 percent by the Company up to 6 percent of the participant’s eligible compensation subject to any legal restrictions. Participants who are at least 50 years of age may make an additional contribution, subject to limitations stipulated by the Code. Participants may also contribute amounts representing eligible rollover distributions from other types of eligible retirement plans.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals, allocations of Plan losses, and administrative fees, if applicable. Allocations of Plan earnings and losses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions and the Company matching contributions made on their behalf into various investment options offered by the Plan. On December 31, 2019, the Plan enacted a number of changes to its investment offerings and as of December 31, 2019 the plan offers a common collective trust fund, several open-end mutual funds and WEX Inc. Common Stock as investment options for participants.
Investments in WEX Inc. Common Stock are subject to the restrictions set forth in the Plan document.
Common collective trust funds invest in benefit responsive contracts such as wrap agreements and insurance company separate account agreements, under which the insurance company or other financial institution contract issuer agrees, subject to certain conditions, to make payments from the contract in connection with redemptions from the common collective trust funds for plan

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

participant-initiated benefit payments at contract value. The performance of the other party is not guaranteed, but is dependent on the absence of certain events occurring.
As a result of the changes made to its investment offerings, there were a number of investment trades that occurred on December 31, 2019 that were pending settlement as of December 31, 2019. Pending security sales and purchases of $196,050,304 are reflected as securities sold, not settled and securities purchased, not settled, respectively, on the statement of net assets available for benefits.
Concentrations
As of December 31, 2019, net assets held within two investment funds, Metropolitan West's Total Return Bond Fund Plan Class and American Funds' Europacific Growth Fund, each individually comprise greater than 10 percent of net assets available for benefits and collectively comprise greater than 22 percent of net assets available for benefits.
Vesting
Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.
Notes Receivable from Participants
Participants may borrow against their Plan accounts, excluding amounts attributable to Company matching contributions, up to a maximum of $50,000 (reduced by the highest outstanding loan balance for the preceding 12-month period) or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, unless for the purchase of a principal residence, in which case the term of the loan may not exceed fifteen years. The interest rate for a loan requested in any month will be equal to the prime rate as listed on the last business day of the preceding month in the Wall Street Journal plus 1 percent. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates, he or she may continue to make the scheduled loan payments directly to Bank of America Merrill Lynch. The interest rates on loans outstanding at December 31, 2019 range from 3.50 percent to 9.50 percent.
Benefit Payments
Upon retirement or termination of employment, a participant may elect to either (i) receive a lump sum distribution of his or her account balance; or (ii) leave the funds in the Plan for later distribution. If, however, as of any monthly processing date following the date of retirement or termination of employment the participant's account balance is:

•
$1,000 or less, and the participant does not elect to roll over or receive distribution of his or her account, such account balance will be paid directly to such participant in a single lump sum as soon as practicable after such processing date.

•
More than $1,000 (but not more than $5,000), and the participant does not elect to roll over or receive distribution of his or her account, such account balance will be rolled over automatically to an individual retirement account established in the participant's name with Bank of America Merrill Lynch as soon as practicable after such processing date.

Distributions from all investment options are made in cash; provided that participants may elect that distribution of the portion of their account which is invested in WEX Inc. Common Stock be made, in whole or in part, in whole shares of common stock of the Company.
If a participant dies before receiving distribution of his or her account, his or her surviving spouse (or designated beneficiary, if the participant's surviving spouse has provided consent in accordance with the terms of the Plan or if the participant is not married) may elect to receive either (i) a lump sum distribution of the participant's account balance; or (ii) payment of the participant's account balance in installments over a period not exceeding 5 years. If, however, the participant's account balance does not exceed $5,000 as of the first monthly processing date following the participant's death, distribution will be made in a lump sum as soon as practicable after such processing date.
In addition, the Plan permits in-service withdrawals under the circumstances specified in the Plan document, including hardship withdrawals.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan holds various investment securities, including mutual funds, common stock and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments reported at fair value are classified in their entirety within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the hierarchy are as follows:

•	Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•	Level 2, which refers to securities not traded on an active market but for which other observable market inputs are readily available;

•	Level 3, which refers to securities valued based on significant unobservable inputs.
Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of investments are recorded on a trade-date basis. Any pending settlements from sales and purchases of investments as of calendar year-end are reflected as assets and liabilities, respectively, on the statement of net assets available for benefits. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses related to investments in the mutual funds and common collective trust funds are charged directly to the mutual funds and common collective trusts. Such fees and expenses are deducted from income earned by the investments on a daily basis, and are not separately reported in the accompanying financial statements.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. There were no significant distributions during 2019 and 2018.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2019, and 2018.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

3.	FAIR VALUE
The following tables set forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2019 and 2018, by level within the fair value hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2019 and 2018.

	Fair Value Measurements at December 31, 2019
	Active Markets for Identical Assets (Level 1)	Total
Assets:
WEX Inc. Common Stock	$5,553,395	$5,553,395
Mutual funds
Equity/stock funds	138,019,763	138,019,763
Bond/fixed income funds	32,047,543	32,047,543
Allocation funds	35,669,659	35,669,659
Money market funds (cash equivalent)	41,303	41,303
Total	$211,331,663	211,331,663
Common collective trust measured at net asset value(1)		12,195,346
Total investments at fair value		$223,527,009

	Fair Value Measurements at December 31, 2018
	Active Markets for Identical Assets (Level 1)	Total
Assets:
WEX Inc. Common Stock	$3,993,156	$3,993,156
Mutual funds
Equity/stock funds	80,899,459	80,899,459
Bond/fixed income funds	23,429,116	23,429,116
Allocation funds	26,878,481	26,878,481
Money market funds (cash equivalent)	102,465	102,465
Total	$135,302,677	135,302,677
Common collective trusts measured at net asset value(1)		29,278,016
Total investments at fair value		$164,580,693

(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2019 and 2018, there were no transfers between levels.
The following tables summarize the Plan’s investments reported at net asset value (NAV) per share (or its equivalent) as a practical expedient at December 31, 2019 and 2018.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

	Fair Value Estimate Using Net Asset Value per Share December 31, 2019
	Fair Value (1)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Goldman Sachs Stable Value Collective Trust (c)	12,195,346	—	N/A	N/A	12 months
Total	$12,195,346	$—

	Fair Value Estimate Using Net Asset Value per Share December 31, 2018
	Fair Value (1)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Northern Trust Collective S&P 500 Index Fund (a)	$15,341,320	$—	N/A	N/A	N/A
Northern Trust Extended Equity Market Index Fund (a)	4,421,590	—	N/A	N/A	N/A
Wells Fargo Stable Return Fund (b)	9,515,106	—	N/A	N/A	12 months
Total	$29,278,016	$—

(1)	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standard & Poor’s (S&P) 500 Index, regardless of market conditions.

(b)
Fund's principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. Redemption notice period is for the entire share of the fund.

(c)
Fund's principal objective is to earn income, while seeking to preserve capital and stability of principal. The fund attempts to accomplish its investment objective by investing primarily in stable value investment contracts and seeks to maintain a stable net asset value of $1.00, thereby intending to guarantee contract value to participants who choose it as an investment option. Redemption notice period is for the complete withdrawal by an eligible plan.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Common stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective trust index funds — Valued at the NAV of units of a bank collective trust. The NAV as provided by the trustee is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Should the Plan initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Collective trust stable value/return funds — Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued investment income, securities sold, not settled and securities purchased, not settled. The fair value of these assets and liabilities approximate the carrying amounts in the accompanying financial statements due to their short maturity.
Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of a collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

4.	INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 7, 2014, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Plan has since been amended; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTION
Management fees paid for investment management services are charged directly to the mutual funds, and are reflected as a reduction of the return earned on each fund.
The Plan held 26,513 shares of common stock of the Company with a revalued cost basis of $4,120,951 as of December 31, 2019, and held 28,510 shares of common stock of the Company with a revalued cost basis of $4,146,100 as of December 31, 2018. The Company is the sponsoring employer. During the year ended December 31, 2019, no dividends were earned by the Plan related to Company stock.
Participant loans, which are considered exempt party-in-interest transactions, were granted throughout the year as part of normal Plan operations.
The trustee of the DBI Plan is Bell Bank Wealth Management, a division of Bell Bank. Bell Bank holds a 4.9 percent equity interest in the Company's U.S. Health business. Included within securities sold, not settled on the statement of net assets available for benefits as of December 31, 2019, is $29,309,479 due from Bell Bank as a result of the plan merger (see Note 1).

6.	ADMINISTRATIVE EXPENSES
Reasonable administrative expenses of the Plan are paid from the Plan, unless paid by the Company. The expenses paid for directly by the Plan in 2019 totaled $51,696.

7.	PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and second, for distribution to the participants based upon the balances in their individual accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2019 and 2018:

	2019	2018
Net assets available for benefits per the financial statements	$256,270,018	$167,170,673
Deemed distributions of participant loans per Form 5500	(12,997)	—
Net assets per Form 5500	$256,257,021	$167,170,673

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

The following is a reconciliation of changes in net assets available for plan benefits per the financial statements to the Form 5500 for the year ending December 31, 2019:

2019
Net increase in net assets before transfers in per the financial statements	$59,319,106
Deemed distributions of participant loans per Form 5500	(12,997)
Net income per Form 5500	$59,306,109

9.	SUBSEQUENT EVENTS

The 2019 novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 11, 2020, has negatively impacted the financial markets and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak in January 2020, values of investment securities initially declined significantly and markets have subsequently remained volatile. These economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan. The extent of the adverse impact of the COVID-19 outbreak on the account balances of Plan participants and the amounts reported in the 2019 Statement of Net Assets Available for Benefits cannot be predicted at this time.

The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) that was signed into law on March 27, 2020 included a number of provisions that a 401(k) plan may choose to make available to its participants. One such provision allows for a new distribution type, Coronavirus-Related Distribution ("CRD"), which allows withdrawals up to $100,000 per individual across all eligible plans and IRAs. CRD distributions are available through December 31, 2020. A second provision permits a loan repayment delay for up to one year for outstanding loans that have a repayment date due through December 31, 2020. Effective May 22, 2020, the Plan elected to make these two provisions available to its plan participants.

*******************************
SUPPLEMENTAL SCHEDULE
WEX Inc.
Employee Savings Plan
Form 5500 - Schedule H, Part IV,
Plan 201729, EIN 01-0526993,
Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019

Identity of issue, borrower, lessor or similar party		Description of Investment	Cost	Current Value
	Alliance Bernstein	Discovery Value Fund	**	$16,882,981
	American Funds	Europacific Growth Fund	**	28,111,076
	Deutsche Asset & Wealth Management	Real Estate Securities Fund	**	2,987,701
	Fidelity	Extended Market Index	**	5,798,552
	Fidelity	500 Index Fund	**	21,379,600
	Mainstay	Large Cap Growth Fund	**	21,796,977
	Metropolitan West	Total Return Bond Fund Class I	**	20,867
	Metropolitan West	Total Return Bond Fund Plan Class	**	29,098,793
	Oppenheimer	Developing Markets Fund	**	3,971,585
	MFS	Value Fund	**	16,427,348
	Primecap	Odyssey Stock Fund	**	5,373,125
	Principal Investors	High Yield Fund	**	2,927,883
	T. Rowe Price	Retirement I 2005 Fund - I Class	**	15,962
	T. Rowe Price	Retirement I 2010 Fund - I Class	**	79,089
	T. Rowe Price	Retirement I 2015 Fund - I Class	**	249,515
	T. Rowe Price	Retirement I 2020 Fund - I Class	**	971,392
	T. Rowe Price	Retirement I 2025 Fund - I Class	**	4,294,384
	T. Rowe Price	Retirement I 2030 Fund - I Class	**	6,584,603
	T. Rowe Price	Retirement I 2035 Fund - I Class	**	4,204,637
	T. Rowe Price	Retirement I 2040 Fund - I Class	**	8,781,975
	T. Rowe Price	Retirement I 2045 Fund - I Class	**	4,102,259
	T. Rowe Price	Retirement I 2050 Fund - I Class	**	1,874,907
	T. Rowe Price	Retirement I 2055 Fund - I Class	**	1,502,958
	T. Rowe Price	Retirement I 2060 Fund - I Class	**	93,245
	T. Rowe Price	Retirement Balanced I Fund - I Class	**	2,914,733
	Wells Fargo	Advantage Discovery Fund	**	15,290,818
	Total mutual funds			205,736,965

	Goldman Sachs	Stable Value Collective Trust	**	12,195,346
	Total collective fund trusts			12,195,346

*	WEX Inc.	WEX Inc. Common Stock	**	5,553,395
	BlackRock	Money Market Funds	41,303	41,303
*	Participant loans, less deemed distributions	Maturing at various dates through September 2034; Interest rates ranging from 3.50% - 9.50%	N/A	3,418,685

	Total assets held for investment			$226,945,694

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore is not included.